CONRAD C. LYSIAK
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

August 10, 2005

Ms. Sara W. Dunton, Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 0305
Washington, D.C. 20549-0305

RE:   ST Online Corp.
         Form SB-2 Registration Statement
         File No. 333-121114

Dear Ms. Dunton:

In response to your letter of comments dated January 7, 2005, please be advised as follows:

Registration Cover Page
  The correct registration statement file number has been provided.

Prospectus Cover Page
  The expenses have been more clearly stated.

  The legend on the bottom of the page has been revised to comply with Item 501(a)(7) of Regulation S-B.

  Disclosure has been provided that ST Online does not intend to apply for listing on NASDAQ or any other national securities market.

  We will not use the prospectus before the effective date of the registration statement.

Securities and Exchange Commission
RE:   ST Online Corp.
         Form SB-2 Registration Statement
         File No. 333-121114
August 10, 2005

Inside Front Cover Page

  The prospectus delivery requirement has been moved to the outside back cover of the prospectus.

Summary of our offering
  Disclosure of the going concern opinion has been provided.

Risk Factors
  Additional risk factors have not been provided for the following reasons: (i) there are no known risks related to the operation of the web site; (ii) the competitive risks are generic and as such we believe a risk factor should not be created; (iii) there is no regulation of the Internet based business.

  Disclosure has been provided throughout that ST Online has limited operations.

Use of Proceeds
  The use of proceeds section has been revised.

  A "total" has been provided.

  The language referred to has been deleted.

Plan of Distribution
  The disclosure you have requested has been provided regarding Washington D.C.

Business
  The approximate length of each lesson has been provided.

Securities and Exchange Commission
RE:   ST Online Corp.
         Form SB-2 Registration Statement
         File No. 333-121114
August 10, 2005

  Direct-from-manufacture prices has been deleted and replaced with mark-up prices.

  Database has been clarified.

  "Salon products" was included in error and has been deleted.

  The money back guaranty will apply to tennis videos.

  Disclosure has been provided that instructions will be provided to the customer to return the product to us. We in turn will forward the product to the manufacture for our credit. Upon notification from the manufacture of a credit to our account, we will credit the customer's account.

  Banner advertising and premium advertising has been explained.

  Community sites has been deleted. Affinity sites have been defined.

Management's Discussion and Analysis or Plan of Operation
  Disclosure of the minuscule revenues has been made consistently throughout.

  Quantitative and qualitative disclosure of the revenues has been made.

  Disclosure of ST Online's plans for "doubles strategy" has been made.

  "Salon industry and retail customers" has been deleted and was included in error.

Management
  Ms. Avdasseva's business experience through 1999 has been provided.

Summary Compensation Table
  We note Item 502(a)(5). We have elected to retain the table. There appears to be an inconsistent policy within the Division of Corporate Finance as to whether the table should be in or out when all zeros appear. If you insist on removal of the entire table, please advise.

Principal Stockholders
  Three shareholders has been corrected to two. Three was included in error.

Securities and Exchange Commission
RE:   ST Online Corp.
         Form SB-2 Registration Statement
         File No. 333-121114
August 10, 2005

Undertakings
  We are not registering securities, we believe, under Rule 415. My experience has been that different divisions construe an offering of this type to be pursuant to Rule 415. While we do not consider this offering to be under Rule 415, we are not sure if the Rule 512(a) undertaking should be deleted and accordingly, we have not deleted the same.

Exhibit 5.1
  "Existing" has been deleted preceding "Nevada law."

  The last sentence of the last paragraph has been revised as requested.

  The last paragraph has been numbered.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak